Exhibit 99.5
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Resolution Copper Mining LLC reports an Inferred Resource of over 1 billion tonnes at its property in Arizona, USA
29 May 2008
Resolution Copper Mining LLC (RCML) has completed sufficient drilling on its deep porphyry copper deposit to report an Inferred Resource of 1.34 billion tonnes containing 1.51 per cent copper and 0.040 per cent molybdenum.
Rio Tinto Copper Group chief executive Bret Clayton said the results show that through its investment in Resolution, Rio Tinto has access to a next generation, tier one deposit. “We are confident that this asset has further potential and these early results are very encouraging. With pre-feasibility on target for 2012 and production due to commence in 2020 this is a long term, world class deposit that will support our growth well into the future.”
Deposit Location
The Resolution Project, located three miles east of Superior, Arizona, USA, was originally discovered by Magma Copper Co. and BHP Billiton via underground and surface drilling conducted from 1994 to 1998. Exploration conducted by Kennecott Exploration Co. from 2001 to 2003 confirmed a large body of copper mineralization at a depth of more than 1300m below surface. Resolution Copper Company (RCC), a wholly owned subsidiary of Rio Tinto, became manager of the project in May 2004, and resumed surface drilling in 2005. Resolution Copper Mining LLC (RCML), which holds 100 per cent of the assets and liabilities of the project, is owned 55 per cent by Resolution Copper Company and 45 per cent by BHP Copper Inc. Exploration drilling and other technical studies continue in support of a Prefeasibility Study scheduled for completion in 2012.
Cont.../

Continues	Page 2 of 6

Location Map
Resolution Deposit Geology
The Resolution deposit is a world-class porphyry Cu-Mo system located beneath a minimum of 1000m of post-mineral cover. The deposit is hosted in a sequence of sedimentary and intrusive rocks varying in age from Precambrian to early-Tertiary. It is strongly host-rock controlled with the best grades typically found in strongly altered and mineralized Precambrian diabase and limestone. Several faults with >200m displacement are present within the area of the deposit, but the bulk of movement was apparently pre-mineral and does not appear to offset mineralization.
Generalized east-west cross section through Resolution Deposit
Cont...

Continues	Page 3 of 6

Although its ultimate size has not been fully defined, the deposit, characterized by consistent +1 per cent Cu mineralization in suitable host rocks above an elevation of 750m below sea level, extends over an area of at least 2km in an east-northeast direction and 1.5km in a north-northwest direction. Its thickness is locally greater than 500m. Significant but lower-grade mineralization extends beyond this defined body of strong mineralization.
Mineral Resource
The Inferred Resource defined at Resolution complies with the JORC Code guidelines. It is a portion of the mineralized body defined within a nominal envelope grading +1 per cent Cu constrained by a minimum thickness of 150m above -750m elevation in order to be amenable to block cave mining. Its western extent is limited by geotechnical constraints in order to protect Apache Leap, a prominent geographical feature above the town of Superior. Furthermore, the Resource is confined to an area of the deposit within which the drill hole spacing is less than 300m. For purposes of this declaration, that portion of the Inferred Resource with drill hole spacing wider than 200m, even where internal to the drill pattern, is generally considered Extrapolated Inferred. As shown in the cross section below, the majority of Extrapolated Inferred Resource is located relatively shallow in the deposit where drilling geometry has made testing difficult, and in other areas where drilling density is low.
East-northeast cross section looking north through deposit showing 25m blocks used for grade estimation identified as either Interpolated (purple) or Extrapolated (yellow)
The defined Resource includes all material contained within the constrained body of mineralization and includes weak mineralization in the core of the deposit above the -750m elevation. All dilution is internal and included in the Resource as presented.

	Tonnes	Cu Grade	Mo Grade
Resource Category	(Mt)	(%)	(%)

Interpolated Inferred	1,109	1.52	0.040
Extrapolated Inferred	232	1.47	0.044

Total Inferred	1,341	1.51	0.040
Within nominal +1% Cu envelope at 0% cutoff
The Resource is on ground controlled by RCML via unpatented lode claims and a State Exploration Permit. However, the Oak Flat Campground, located immediately to the northeast is withdrawn from mineral entry by a 1955 Presidential order. This property is a component of a proposed federal legislative land exchange pending before the U.S. Congress. Completion of the Land Exchange is critical to the project because without
Cont.../

Continues	Page 4 of 6

this property the Resource could be compromised. Recent indications from working closely with Congressional members and their staffs place the bill on a track for a Senate hearing and action during the second half of 2008.
The most recent economic model completed in March 2008 utilizes 2007 and 2008 capital and operating cost estimates derived from ongoing pre-feasibility studies. The economics of the project support its classification as an Inferred Resource. The Base-Case mine plan includes use of the nearby Pinto Valley mine facility for milling and in-pit tailings storage. Although Pinto Valley is owned and operated by BHP Billiton (one of the owners of RCML), an agreement is necessary to allow for use of this facility as conceived.
External Review
The sampling, assaying, database management, geological interpretations, copper and molybdenum grade interpolation and summarization of the Inferred Resource has been reviewed and approved by Dr. Harry Parker, Technical Director of AMEC E&C Services Inc. and other AMEC staff under his supervision, as compliant with the 2004 JORC Code in the form and context in which it appears. Dr. Parker is a Registered Geologist in the State of Arizona and a Fellow of the Australasian Institute of Mining and Metallurgy. Dr. Parker has consented to reference of the results of this review in this press release.
CP Statement
The information in this press release that relates to Resources is based on information compiled by Carl Hehnke, who is a member of the Australasian Institute of Mining and Metallurgy. Mr. Hehnke is a full-time employee of Resolution Copper Company and has experience which is relevant to the style of mineralization and type of deposit under consideration and is qualified as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Carl Hehnke consents to the inclusion in this press release of the matters based on his information in the form and context in which it appears.
The information presented here contains details of mineralization that has a reasonable prospect of being economically extracted in the foreseeable future but which is not yet classified as Proved or Probable Reserves. This material is defined as Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgment of the Competent Person there are reasonable expectations that all or part of the Resources will eventually become Proved or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 5 of 6

Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
Cont.../

Continues	Page 6 of 6

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com
Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk